Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
MANAGING MORILA’S TRANSITION FOR THE BENEFIT OF ALL
Morila, Mali, 22 October 2008 – The Morila gold mine in Mali will start its transition to a stockpile retreatment operation towards the middle of next year and its stakeholders must work together to ensure that the maximum value is extracted from the remaining asset while it is brought to a close in an orderly and responsible manner, says Randgold Resources chief executive Mark Bristow. Randgold Resources manages and has a 40% stake in the mine, which it discovered and developed.
Speaking at a media day at the mine, Bristow said the transitional process should be a disciplined one designed to leave something of value in the form of a sustainable regional agribusiness in the place of Morila. The business could use some of the mine’s facilities and infrastructure and employ some of its former workers.
Since it went into production in October 2000, Morila has produced some 5 million ounces of gold and contributed FCFA 246 billion (US$492 million) to the Malian economy in the form of dividends, royalties and taxes.
“But Morila’s contribution to Mali has not been limited to the revenues it paid to the government. A mine like this is an enormous economic engine which pumps out opportunity and prosperity in a wide circle around it. Morila has created employment for thousands of Malians, developed skills and built capacity, provided a market for the goods and services of many local companies, expanded the country’s infrastructure and uplifted the quality of life of the communities around it,” Bristow said.
“There’s a saying in English that one should not kill the goose that lays the golden eggs. That’s particularly true of the mining industry, which needs long-term thinking and investment to thrive. If you pillage the assets or choke promising developments with extortionary taxes, you deny them the opportunity to realise their full value and, even more important, to achieve what Morila has done, and that is to provide the catalyst as well as the multiplier effect for a general and lasting economic improvement.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	General Manager Mali	Investor & Media Relations
Dr Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+223 675 0122	+223 675 6136	+44 20 7557 7738
+44 788 071 1386		Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.